UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Dicerna Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

253031108

(CUSIP Number)

RA Capital Management, LLC

20 Park Plaza, Suite 1200

Boston, MA 02116

Telephone: 617.778.2512

Attn: Peter Kolchinsky

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253031108

1	Names of Reporting Persons. RA Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,074,013
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,074,013
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,074,013
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%[1]
14	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Company)

1 Represents 5,074,013 shares of the common stock (“Common Stock”) of Dicerna Pharmaceuticals, Inc. (the “Issuer”) which constitutes approximately 9.86% of the class outstanding. The percentage calculation assumes that there are currently 51,471,160 outstanding shares of the Common Stock of the Issuer, as advised by the Issuer.

CUSIP No. 253031108

1	Names of Reporting Persons. Peter Kolchinsky
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,074,013
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,074,013
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,074,013
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%[2]
14	Type of Reporting Person (See Instructions) HC, IN

2 Represents 5,074,013 shares of the Common Stock of the Issuer which constitutes approximately 9.86% of the class outstanding. The percentage calculation assumes that there are currently 51,471,160 outstanding shares of the Common Stock of the Issuer, as advised by the Issuer.

CUSIP No. 253031108

1	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 4,414,752
9 Sole Dispositive Power 0
10 Shared Dispositive Power 4,414,752
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,414,752
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.6%[3]
14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

3 Represents 4,414,752 shares of the Common Stock of the Issuer which constitutes approximately 8.58% of the class outstanding. The percentage calculation assumes that there are currently 51,471,160 outstanding shares of the Common Stock of the Issuer, as advised by the Issuer.

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 5, 2014, as amended to date (the “Statement”) by (i) RA Capital Management, LLC (the “RA Capital”), (ii) Peter Kolchinsky and (iii) RA Capital Healthcare Fund, L.P. (“Fund” and together with each of the foregoing, the “Reporting Persons”), relating to the Common Stock (the “Common Stock”) of Dicerna Pharmaceuticals, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On December 18, 2017, pursuant to the Letter Agreement, all the outstanding shares of Redeemable Convertible Preferred Stock held by the Reporting Persons were converted into Common Stock (the “Conversion”). In consideration for their agreement to the Conversion, the waiver of their right to participate as selling stockholders in the public offering and the amendment to the Registration Rights Agreement, in connection with the Conversion, pursuant to the Letter Agreement, the Reporting Persons also received the Additional Shares. The total number of shares of Common Stock received by the Fund and the Account pursuant to the Letter Agreement is 2,158,681 shares and 486,761 shares, respectively. Following such transactions, no shares of Redeemable Convertible Preferred Stock remain outstanding.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)-(b) See Items 7-11 of the cover pages and Item 2 of this Statement.

(c) Except for the transactions disclosed in Item 4 herein, none of the Reporting Persons has effected any transactions in the Common Stock of the Issuer in the past 60 days.

(d) None.

(e) Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2017

RA CAPITAL MANAGEMENT, LLC

By: /s/ Rajeev Shah

-------------------------------------------------

Rajeev Shah

Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

-------------------------------------------------

RA CAPITAL HEALTHCARE FUND, L.P.

By: RA Capital Management, LLC

Its: General Partner

By: /s/ Rajeev Shah

-------------------------------------------------

Rajeev Shah

Authorized Signatory